EXHIBIT 99.32

Emerald Health Therapeutics’ Joint Venture Achieves Its Full Annualized Production Run-Rate

Pure Sunfarms Delta  greenhouse continues to advance

VANCOUVER, British Columbia, July 11, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc.’s (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has achieved its full production run-rate of 75,000 kilograms of dried cannabis at its 1.1 million square foot Delta 3 greenhouse in Delta, British Columbia.

“Pure Sunfarms’ growing operation is setting the standard for large-scale low cost high quality cannabis production, which we believe serves as a strong indication of what the combined expertise of Emerald and Village Farms can accomplish,” said Dr. Avtar Dhillon, Executive Chairman and President of Emerald. “As quality, yield and cost of production of Pure Sunfarms continue to exceed our initial goals, we are building a tremendously valuable asset in the Pure Sunfarms operation and achieving a significant contribution to Emerald’s growth strategy.”

Pure Sunfarms has been profitable for in its initial two quarters, with its gross margins benefiting  from the start of its packaged product sales to the Ontario Cannabis Store and other retailers following the anticipated near-term approval by Health Canada for Pure Sunfarms to sell directly to provincial/territorial and private retailers. Pure Sunfarms is also progressing on in-house extraction capabilities, which it expects to be operational this year.

Pure Sunfarms has commenced conversion of its second 1.1 million square foot (25 acre) greenhouse operation, Delta 2, for cannabis production, which will double Pure Sunfarms’ annual output at full production to 150,000 kilograms.  Pure Sunfarms expects to complete its first harvest at the Delta 2 facility by mid-2020, ramp to an annualize full production run-rate by the fourth quarter of 2020, and operate at full production of 75,000 throughout 2021.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of  approximately 75,000 kg in its first 1.1 million square foot greenhouse Delta 3 operation; a second 1.1 million square foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two other wholly-owned facilities in Québec, a high-quality indoor growing and processing facility, and British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final permitting. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; expansion of facilities; legalization of broader spectrum cannabis products; sale of such products; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.